Exhibit 99.1

Investor Services
Computershare Trust Company of Canada
1500 Robert Bourassa Blvd. Suite 700
Montreal, Quebec
H3A 3S8
Telephone 1-877-982-8767
January 6, 2021		www.computershare.com	Canada Australia Channel Islands Hong Kong Germany Ireland New Zealand Philippines South Africa United Kingdom USA

To:	Canadian Securities Commissions
The Toronto Stock Exchange
The Canadian Depository for Securities Limited (by fax)

Dear Sirs:

Subject:	The Bank of Nova Scotia - Notification of Meeting and Record Date

We advise the following with respect to the Annual Meeting of Shareholders for the subject Corporation:

1.	Name of the Reporting Issuer	:	The Bank of Nova Scotia
2.	Date Fixed for the Meeting	:	April 13, 2021
3.	Record Date for Notice	:	February 16, 2021
4.	Record Date for Voting	:	February 16, 2021
5.	Beneficial Ownership Determination Date	:	February 16, 2021
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting	:	Common
7.	Classes or Series of Securities that entitle the holder to Vote at the Meeting	:	Common
8.	ISIN / CUSIP	:	CA0641491075 / 064149107
9.	Whether special meeting (as defined in NI 54-101)	:	No
10.	Meeting Location	:	Virtual Meeting
11.	Issuer sending proxy related materials directly to NOBO	:	No
12.	Issuer paying delivery to OBO	:	Yes
13.	Notice and Access (NAA) Requirements
	NAA for Beneficial Holders	:	Yes
	NAA for Registered Holders	:	Yes

Yours truly,

(Signed)

COMPUTERSHARE TRUST COMPANY OF CANADA
Agent for The Bank of Nova Scotia